

Mail Stop 3561

September 3, 2009

Scott J. Troeller
President
Cambium-Voyager Holdings, Inc.
c/o Veronis Suhler Stevenson
350 Park Avenue
New York, NY 10022

> **Re:** **Cambium-Voyager Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 6, 2009**
> **File No. 333-161075**

Dear Mr. Troeller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement/Prospectus

General

1. Because Cambium has already signed the merger agreement, it appears that an investment decision has already been made by Cambium's sole stockholder. Thus, it does not appear that the company can register the initial issuance of the common stock to be issued to Cambium on this S-4 registration statement, but instead must complete such issuance privately. Please advise.

Cover Page

2. Please disclose the number of common shares you are offering pursuant to this prospectus. Refer to Item 501(b)(2) of Regulation S-K.

3. Please disclose whether the securities are listed on any national securities exchange or the Nasdaq Stock Market and name the particular market and identify the trading symbol. Refer to Item 501(b)(4) of Regulation S-K.

4. Please include a cross-reference to your risk factors section including the page number where the risk factor section begins in the proxy statement/prospectus. Please highlight this reference in prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

5. Please include on the cover page the legend of the Securities and Exchange Commission as set forth in Item 501(b)(7) of Regulation S-K.

6. Please state the approximate date on which the proxy statement and form of proxy are first sent or given to security holders. Refer to Item 1(b) of Schedule 14A and Item 18(a)(1) of Form S-4.

Cautionary Statement Regarding Forward-Looking Statements, page vii

7. Since the Private Securities Litigation Reform Act of 1995 does not apply to issuers that are not subject to Section 13(a) or Section 15(d) of the Exchange Act at the time such statements are made, please remove the reference to the Private Securities Litigation Reform Act. Refer to Section 27A of the Securities Act.

8. Refer to the final sentence of the penultimate paragraph on page viii. Please revise throughout to disclose any changes in the board of directors' reasons for the merger and descriptions of the opinions of Voyager's financial advisors.

Questions and Answers About the Mergers, page 1
What will I receive in the merger?, page 1

9. Revise the final paragraph under this heading to provide the basis for your per share minimum and maximum estimates of the amounts to be paid out under the tax refund distribution and CVR.

What percentage of Holdings will be owned by the former stockholders of Voyager?, page 2

10. Please disclose the percentage of holdings that Voyager stockholders will hold if the Holdings Warrant is exercised.

Summary, page 10

11. We note from the discussion on page 10 that Holdings was formed in 2009 and will serve as the holding company for Cambium and Voyager following the completion of the merger. Please provide an explanatory note on the index to the financial statements explaining why financial statements for Holdings have not been included in the registration statement.

Parties to the Mergers; Cambium, page 10

12. We note that the Holdings III Merger Transactions and certain transactions to restructure Voyager will occur prior to the effective time of the mergers. Please provide a brief explanation of the purposes and effects of these restructuring transactions. In addition, discuss the risks to your credit agreements related to the restructuring transactions.

Financial Synergies, page 12

13. Provide the basis for your estimate that there will be $10 million per year in cost savings resulting from the merger.

Interests of Certain Persons in the Mergers, page 15

14. Please disclose the aggregate amounts to be paid to the directors and executive officers of Voyager as a result of the merger. We suggest a table format. In addition, revise to summarize and quantify any direct or indirect benefits to VSS, including rights under the proposed stockholders agreement.

15. Revise the final bullet point under this heading to describe the benefit that will accrue to Cambium Learning's officers.

Comparative Historical and Unaudited EBITDA and Adjusted EBITDA Data, page 24

16. We note the presentation of the non-GAAP measures EBITDA and Adjusted EBITDA on pages 24 and 25 of the registration statement. Please revise the discussion on pages 24 and 25 to indicate whether these non-GAAP measures are used by the Company as measures of operating performance or as measures of liquidity. Also, please expand the disclosures on pages 24 and 25 to explain in further detail how these measures are used by the Company's management for assessing operating performance or liquidity. Refer to the guidance in Item 10(e) of Regulation S-K.

17. In the discussion of your Risk Factors on page 34, we note that a minimum
    Adjusted EBITDA is specified in the covenants of your mezzanine credit facility.
    Please revise the discussion here and elsewhere in the registration statement where
    the EBITDA covenant is discussed to explain how Adjusted EBITDA is calculated
    and how such calculation of EBITDA differs from that presented here. Also, please
    expand your disclosure wherever this measure is presented, to indicate the
    materiality of the credit facility and the covenant, the amount or limit required by
    the covenant, and whether or not the Company is in compliance with the covenants
    once this is determined for the period ended June 30, 2009. Please update all
    relevant sections of the document accordingly.

Risk Factors, page 27
Voyager's obligation to pay a termination fee, page 27

18. Revise to discuss Cambium's termination fee obligations, which are lower than
    Voyager's.

The existence of a majority stockholder may adversely affect, page 31

19. Revise to include a discussion of VSS's preemptive rights and additional purchase
    rights currently discussed in the fourth paragraph on page 32.

The lenders under Cambium Learning's senior and mezzanine credit agreements, page 33

20. Explain why you decided not to seek the approval of Cambium's lenders and what
    impact this might have on your ability to get future loans. To the extent the lenders
    find the mergers constitute an event of default under the credit agreements, please
    discuss whether you and your subsidiaries would have enough cash on hand to
    repay the credit agreements in full.

Cambium expects that it will be in non-compliance with the financial covenant, page 34

21. Please update this risk factor since the June 30 measurement date has passed.
    Please also disclose whether Cambium expects to be in compliance with these
    credit facilities for the period ended September 30, 2009.

The Special Meeting of Voyager Stockholders, page 43
Solicitation of Proxies and Expenses, page 47

22. We note that proxies may be solicited by telephone or other electronic means or in
    person. Confirm that you will file all written soliciting materials, including any
    scripts to be used in soliciting proxies by personal interview or telephone.
    Additionally, please define what is meant by "other electronic means."

The Mergers, page 48
Background of the Mergers, page 62

23. Please send us copies of the board books and any other materials provided by the financial advisors to assist the board in evaluating the transaction.

24. Refer to the third paragraph on page 63. Expand your disclosure to provide the reasons for the reduced offer price.

25. We note the last sentence in the last full paragraph on page 63 notes that the "proposed revised valuation indications…were not competitive with the transaction contemplated with VSS." Please provide a discussion of why these two proposed revised valuation indications were found to be uncompetitive with the transaction contemplated with VSS. Also clarify whether the other 2 parties broke off discussions exclusively because of market conditions and if so, why they provided the revised valuation indications.

26. Please disclose whether Voyager had discussions with any parties with respect to a possible transaction from May 7, 2008 through August 18, 2008.

27. Please discuss the reasons VSS and Cambium Learning wanted to structure the transaction as a merger instead of a tender offer.

28. Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including providing more background information on how the merger consideration was determined. Clarify in the last full paragraph on page 64 who proposed the merger consideration. Additionally, please provide a discussion of why the amount of cash available to Voyager stockholders was capped at a maximum of $67.5 million even if Voyager's available cash at the closing of the mergers exceeds that amount.

29. Please revise to expand Voyager's reasons for determining that a solvency opinion of the combined company was needed.

Cambium's and Holding's Reasons for the Mergers;, page 67

30. The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as "the historical market prices and trading information with respect to Voyager's common stock" or "the historical financial and operational performance of each of Cambium and Voyager" are not acceptable. Please revise this section to explain how each of the factors listed support or do not support the decision to approve the merger and quantify those factors which can be quantified. Please similarly revise the section for Voyager beginning on page 69.

31. Disclose whether the board considered the need to obtain lender approval for the transaction.

Opinions of Voyager's Financial Advisors; Fairness Opinion, page 73

32. Please disclose whether Voyager determined the amount of consideration to be paid or Cambium and VSS recommended the amount of consideration to be paid. Refer to Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

Valuation Methods and Analyses page 75

33. We note the disclosure regarding the various valuation procedures that Allen & Company used in its analysis. Please revise to provide additional detail on the steps of the valuation analysis. For example, disclose each of the multiples used by Allen & Company and explain why the particular multiples were chosen. Please note that this example is not intended to be an exhaustive list.

34. Please revise the second full paragraph on page 75 to describe how Allen & Company determined the assumed amounts that would be paid for tax refunds.

35. We note that the Publicly Traded Education Comparables analysis and the Comparable Precedent Transactions Analysis resulted in EBITDA multiples that were below the range of multiples for comparable companies and multiples paid in comparable transactions, respectively. Please discuss whether Voyager's board of directors discussed these results and why they did not view these results to be a negative factor concerning the merger.

Publicly Traded Education Comparables, page 76

36. Please disclose the criteria Allen & Company used to determine the other publicly traded education companies. For example, disclose how the selected companies compared with Voyager in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, tell us the statistics Allen & Company analyzed for comparison purposes with respect to the other publicly traded education companies and if these statistics helped determine which companies to compare or if these statistics were analyzed after the companies were already identified. Please also revise the Comparable Company Premiums Analysis as applicable.

Comparable Precedent Transactions Analysis, page 76

37. Please disclose the criteria Allen & Company used to determine the comparable transactions to be used for analysis. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

General, page 78

38. Please provide a detailed description of the contingent nature of the fee to be paid to Allen & Company upon consummation of the merger.

Solvency Opinion, page 78

39. Please revise this section to disclose the analytical methodologies that Houlihan Smith utilized to prepare the solvency opinion. Please provide a discussion of each of the methodologies used and the analysis conducted by Houlihan Smith.

40. Please briefly describe the qualifications of Houlihan Smith and the method for choosing Houlihan Smith to deliver the solvency opinion. Please also disclose any material relationship that existed during the past two years and any compensation received or to be received as a result of such relationship. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Material U.S. Federal Income Tax Consequences, page 91

41. Revise to reflect that this section represents counsel's opinion, rather than merely a "discussion." Alternatively, confirm that counsel will file long form tax opinions.

The Merger Agreement, page 96

42. We note the second paragraph of this section, the second full paragraphs on pages 105 and 107 and the final carry-over paragraph on page 107. Please confirm that there are not conditions that differ from the representations and warranties so greatly as to make any statements in the prospectus misleading by the omission of such statement. Alternately, revise the prospectus.

Treatment of Voyager Stock Options and Appreciation Rights, page 102

43. We note the disclosure on page 102 indicating that to the extent that any Voyager stock options or stock appreciation rights remain outstanding at the closing date, such options will be converted into options to acquire Holdings common stock. Please revise the pro forma information included on pages 134 through 140 of the registration statement to explain how these options have been considered in determining the purchase price for the Voyager acquisition transaction. If they have

not been reflected in the determination of the purchase price for Voyager, please explain why and revise to discuss their potential impact on the purchase price.

LAZEL Spinoff, page 114
Voyager Expanded Learning and Related Matters, page 114

44. Explain the reasons for these 2 transactions.

Stockholders' Representative, page 123

45. We note that the Stockholders' Representative may withdraw money from the CVR Escrow Fund to cover its reasonable costs and expenses, purchase indemnity insurance for itself and pay itself reasonable compensation. Please disclose here and in the summary how much you anticipate will be withdrawn from the CVR Escrow Fund to cover these items.

Historical Market Prices and Dividend Information, page 133

46. Please indicate the effect of this transaction on the amount and percentage of present holdings of any person who is known to beneficially own more than five percent of the common equity and each director and nominee and all directors and officers as a group as well as any present commitments to such persons regarding any issuances of any shares of common equity. Refer to Item 201(b)(2) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 134

47. Please revise the introductory paragraph to the pro forma financial information to discuss the material terms of the merger transaction, including the nature and amounts of the consideration to be issued in the merger transaction. Also, please explain in the introductory paragraph the general structure of the merger transaction, including which entity has been determined to be the accounting acquirer and the basis for that conclusion. Refer to the guidance outlined in Rule 11-02(b)(2) of Regulation S-X.

Note 2. Preliminary Estimated Purchase Price

48. We note from the disclosures provided elsewhere in the registration statement that the consideration to be issued for the Voyager common stock will include the following components:

- At the election of the stockholder, either one share of Holdings common stock or $6.50 in cash, subject to a maximum limitation of $67.5 million in cash.

- An amount in cash equal to the amount of specified tax refunds to be received by Voyager prior to the closing of the mergers divided by the total number of Voyager shares outstanding at the time of the merger.

- A contingent right or CVR, which represents the right to receive cash in an amount equal to the aggregate amount of specified tax refunds received after the closing of the mergers and various other amounts deposited in escrow on or after the closing date, reduced by any payments made under the escrow arrangement to be entered into in connection with the mergers with respect to agreed contingencies, a potential working capital adjustment and stockholders representation expenses, divided by the total number of Voyager shares outstanding at the time of the merger.

  In this regard, please revise Note 2 to disclose the above components of the purchase price and revise to clarify how each component of the consideration to be paid to the Voyager shareholders has been reflected in the computation of the purchase price included in Note 2. As part of your response and your revised disclosure, please explain the methods and significant assumptions that were used in calculating each component of the purchase price. Your revised disclosures should include the number of Holdings shares you have assumed will be issued to the Voyager shareholders and an explanation as to how you determined the fair value of the Voyager shares, including the method and significant assumptions used in determining the valuation of Holdings shares. You should also explain the nature of the contingent consideration arrangement and explain in detail how you calculated or determined the fair value of the contingent consideration to be issued pursuant to the guidance in paragraph 41 of SFAS No.141R. Also, to the extent this amount is subject to change, you should disclose an estimate of the range of potential outcomes that may ultimately be paid. Refer to the guidance outlined in paragraphs 68(f) and 68(g) of SFAS No.141R.

49. Also, since it is uncertain as to the number of shareholders of Voyager that will elect to receive cash versus shares of Holdings common stock, please revise to include a sensitivity analysis with regards to the purchase price, showing the impact in the event that the Voyager shareholders elect to receive less than the $67.5 million maximum amount of cash consideration.

Note 3. Preliminary Estimated Purchase Price Allocation

50. We note from the disclosures in Note 3 that $51.4 million of the purchase price has been allocated to intangible assets consisting primarily of acquired curriculum, customer relationships and tradenames/trademarks. Please revise Note 3 to separately disclose the amount of the purchase price allocated to each category of intangible assets and explain in further detail how you calculated or determined the

fair value of each type of intangible asset. In addition, please revise to explain how you determined the expected useful life of each category of intangibles.

51. We note from the disclosures included in Note 3 that a significant portion of the purchase price will be allocated to goodwill. Please revise Note 3 to disclose the qualitative factors that make up the goodwill expected to be recognized, such as synergies from combining the operations of the companies, intangible assets that do not qualify for separate recognition or other factors. Refer to the guidance outlined in paragraph 68(e) of SFAS No.141R.

Note 4 – Pro Forma Adjustments

52. Refer to footnote (C) – Based on the disclosures in footnote (C ), it is not clear how this adjustment is directly attributable to the acquisition transaction as required by Rule 11-02(b)(6) of Regulation S-X. Please revise the introductory paragraph or footnote (C) to explain why Cambium's parent company is making a $25 million capital contribution in connection with the transaction and disclose the nature and amount of the consideration that will be received by Cambium's parent in exchange for this capital contribution. Also, please revise the introductory paragraph to disclose the total number of shares to be issued to Cambium's parent and the nature and significant terms of the warrant to be issued to Cambium's parent as part of the merger transaction.

53. Refer to footnote (I) – Please revise footnote (I) to explain in further detail the nature and amounts of the "future expected transaction costs" that have been reflected in adjustment (I) to the pro forma balance sheet. Also, please explain why you believe these expected costs are factually supportable as required by Rule 11-02(b)(6) of Regulation S-X. In addition, please explain in footnote (I) how these costs will be accounted for in the Company's historical financial statements in the period in which these costs are incurred. Furthermore, please reconcile the amount of this adjustment with the $17 to $19 million of expected transaction costs discussed in the second risk factor discussed on page 38 of the registration statement.

54. Also, please confirm and revise footnote (I) to indicate whether the $3,000,000 fee payable by Voyager to Allen & Company upon completion of the merger as discussed on page 78 of the registration statement is included in this pro forma adjustment.

55. Refer to footnote (J) – Please revise footnote (J) to disclose the significant assumptions that were used to calculate or determine this pro forma adjustment. Also, we note from the discussion provided on pages 80 through 86 of the registration statement that various officers and employees of Voyager are entitled to change in control, severance and other related payments in connection with the

merger which is considered a change in control under the terms of their employment agreements. As the amounts payable under the arrangements described on pages 80 through 86 of the registration statement significantly exceed those reflected in pro forma adjustment (J), please explain in detail why a pro forma adjustment for all amounts discussed on pages 80 through 86 of the registration statement has not been reflected in the pro forma balance sheet. Please advise or revise as appropriate.

56. In addition, we note from the discussion on pages 85 and 86 of the registration statement that Mr. Klausner holds SARS relating to 300,000 shares of Voyager common stock and that the vesting of the SARS will fully accelerate on the occurrence of a change in control of Voyager. Please explain how the accelerated vesting of the SARS has been reflected in the adjustments to the pro forma balance sheet. As the accelerated vesting of these SARS appears to be factually supportable and directly attributable to the merger, the effect of the vesting should be included in the pro forma balance sheet as required by Rule 11-02(b)(6) of Regulation S-X.

57. Refer to footnotes (K) and (L) – Please revise footnotes (K) and (L) to disclose the significant assumptions that were used to calculate each of these adjustments.

58. Refer to footnote (M) – Please revise footnote M to disclose the number of shares of Holdings common stock to be issued as a result of the merger.

59. Please revise footnote R to disclose the amount of the purchase price allocated to each category of intangible assets and the method and estimated useful lives over which these intangible assets will be amortized to expense.

60. Refer to footnote (N) – Please revise footnote (N) to disclose the significant terms of the warrant and the subscription rights that are being issued to Cambium's stockholder in connection with the merger transaction. Also, please significantly expand your disclosure to explain how you valued both the warrant and the subscription rights and to explain your planned accounting treatment for the warrant and the subscription rights in your financial statements along with the basis or rationale for the treatment used. We may have further comment upon review of your response.

61. Refer to footnotes (O) and (P) – Please revise footnotes (O) and (P) to disclose the significant assumptions that were used to calculate or determine each of these adjustments.

62. Refer to footnote (Q) – Please revise footnote (Q) to explain how Voyagers capitalization policy for pre-publication costs was changed in order to conform it to Cambium's cost capitalization policy. Also, please explain the method and significant assumptions that were used to calculate or determine adjustment (Q).

63. Refer to footnote (S) – Please revise footnote (S) to disclose the interest rate and any other relevant assumptions that were used to calculate or determine this adjustment.

64. Refer to footnote (T) – Please tell us and explain in footnote (T) the basis for the effective tax rates of 8.53% for 2008 and 0% for the first quarter of 2009.

65. Refer to footnote (U) – It is not clear from your current disclosures how this adjustment was calculated or determined. Please revise footnote (U) to explain in further detail how this adjustment was calculated.

Management of Holdings Following the Mergers, page 141
Holdings Employment Agreements, page 145

66. We note Voyager's Form 8-K filed on August 14, 2009 that Mr. Klausner has entered into an amendment with Voyager and you to his amended and restated employment agreement.  Please update this section and other relevant sections of the proxy statement/prospectus to disclose this amendment.

67. We note from the discussion on pages 145 and 146 that Mr. Cappellucci entered into an amended employment agreement with Holdings on June 26, 2009. We also note that in connection with the mergers, Mr. Cappellucci will be granted options to purchase 600,000 shares of Holdings common stock with exercise prices ranging from $4.50 to $6.50 per share at the effective time of the mergers. As the revised employment agreement and the options grant appear to be directly attributable to the merger and appear to have a continuing impact on the Company's results of operations, please revise the pro forma statements of operations included on pages 136 and 137 to include adjustments giving effect to these revised arrangements. Similar treatment should also be used for any other options grants that are made in connection with the merger transaction as discussed on page 149 of the registration statement.

68. Also, we note that Holdings is currently negotiating the terms of Mr. Klausner's employment with Holdings to become effective upon the completion of the mergers. To the extent that this and any other employment arrangements are finalized prior to the effectiveness of the Company's Form S-4 registration statement, please revise the pro forma statements of operations on pages 136 and 137 to include pro forma adjustments giving effect to the revised compensation arrangements.

Initial Grants, page 149

69. We note the discussion in the first paragraph on page 149 indicating that effective as of the closing of the mergers, Holdings expects to issue assumed awards relating to up to 434,510 shares of Holdings common stock to current and former service providers of Voyager. We also note that these assumed awards will be fully vested upon issuance and will remain subject to their original terms and conditions, subject to certain adjustments as required under the merger agreement. Please tell us how these awards have been reflected in the determination of the purchase price for Voyager included in Note 2 to the pro forma financial information on page 138 of the registration statement.

70. We also note from the discussion on page 149, that effective as of the closing of the mergers, Holdings expects to grant options to purchase shares of Holdings common stock as new awards to employees of Holdings and its subsidiaries. Please revise MD&A to discuss the expected number of options to be granted to employees and their expected terms. Also, please revise MD&A to discuss the amount of compensation that Holdings expects to recognize in connection with these option grants and the period over which this expense will be recognized in the Company's financial statements.

Related Party Transactions, page 150

71. We note the disclosure indicating that pursuant to a management services agreement, Cambium Learning pays VSS an annual monitoring fee of $200,000 plus out of pocket expense, payable semi-annually in arrears. We also note that the management services agreement will be terminated at the time of the mergers and VSS will cease to be compensated under such arrangement. We further note that in connection with the closing of the merger the fee arrangement will be replaced by a consulting agreement between Holdings and VSS entitling VSS to certain fees. As the changes in these arrangements appear to be directly attributable to the mergers and will have a continuing impact on the Company's results of operations, please revise the pro forma statements of operations on pages 136 and 137 of the registration statement to give effect to these revised arrangements. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X. Also, please revise MD&A to discuss the terms of the new agreements that will be entered into with VSS in connection with the merger and their expected impact on the Company's future results of operations.

72. We note your disclosure in the third full paragraph on page 151 that funds in connection with the financial misappropriation were recovered from Cambium employees including David Cappellucci. Please discuss why funds were obtained from employees in connection with the financial misappropriation and why funds were obtained from David Cappellucci.

73. Also, we note that an affiliate of VSS will receive a fee in the amount of $3,000,000 from Holdings upon completion of the mergers in consideration of providing advisory services with respect to the mergers. Please tell us and explain in the notes to the pro forma financial information included on pages 138 through 140 of the registration statement how this payment has been reflected in the pro forma balance sheet as required by Rule 11-02(b)(6) of Regulation S-X.

Description of Holdings' Capital Stock, page 154
Common Stock; Shares Authorized and Outstanding, page 154

74. We note your conclusion in the second paragraph that the "issued and outstanding shares of Holdings common stock are, and the shares of common stock issuable upon completion of the mergers will be, fully paid and nonassessable."  This is a legal conclusion that must be opined upon by legal counsel.  Either attribute the statement to legal counsel or delete it.  Please similarly revise the first sentence of the last full paragraph on page 218.

Comparison of Stockholder Rights, page 159
Special Stockholder Rights under Stockholders Agreement, page 165

75. We note from the discussion on page 165 and elsewhere in the registration statement that in connection with the merger, the Cambium stockholder will enter into a stockholders agreement that will provide them with preemptive rights that will enable them to purchase additional shares of Holdings common stock to maintain their same percentage ownership. We also note that for a period of 24 months following the completion of the merger, the Cambium stockholder will have the right to purchase from Holdings, at a 10% discount from market price up to the lesser of 7,500,000 shares of Holdings common stock or shares of common stock with a discounted purchase price of $20,000,000. Please revise MD&A to include a discussion of the significant terms of the stockholders agreement that will be entered into in connection with the merger transaction along with the planned accounting treatment for this arrangement.

Information About Cambium's Business, page 167

76. Please revise this section to include information, if any, regarding the seasonality of Cambium's business, any dependence of Cambium's business upon a single customer and any material portion of Cambium's business that may be subject to renegotiation of profits or termination of contracts at the election of the Government.  Refer to Items 101(c)(v), (vii) and (ix) of Regulation S-K.

Management's Discussion and Analysis, page 174
Critical Accounting Policies and Estimates, page 175

77. We note your section on critical accounting policies.  It appears that the items included within this section are a mere repetition of your Significant Accounting Policies section of the notes to your financial statements.  Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or using different assumptions.  For example, goodwill and asset impairments are both critical to the company, and materially different results could occur under different conditions or assumptions especially in light of the negative industry outlook.  We note that you indicate on page F-17 that certain negative macroeconomic factors began to impact Cambium's customer base in late 2008 when the company began to experience significant adverse trends in business conditions in the fourth quarter of 2008, and that you identified significant deterioration in the expected future financial performance of the Publishing Products Unit.  In this regard, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in determining impairment analysis and cash flow projections.  We suggest using a sensitivity analysis for material estimates and assumptions which are and have been affected by the worsening and prolonged adverse developments.  Your revised disclosure should describe assumptions that involve improvements over present levels of income such as: (a) the minimum annualized rate by which sales, gross profit, net income, and cash flows are expected to increase/decrease in order for projected cash flows to materialize; (b) the reasons for these expected increases/decreases; and (c) any other matters or assumptions which were relevant to your analysis of potential impairments.

78. Furthermore, we note that you recognized material goodwill impairment charges for the year ended December 31, 2008 as a result of deterioration in market conditions and the expected performance of the Publishing Products unit. We also note that the adverse macroeconomic conditions that prevailed in 2008 and which negatively impacted your results of operations may continue during 2009 and beyond and may continue to impact your operations and have a potentially adverse impact on our future sales, profits, cash flows and carrying value of assets. Additionally, we note that a significant portion of your assets are comprised of goodwill and intangible assets. In light of such factors, it appears that conditions exist that may be indicative of further impairment(s) to goodwill and intangible assets during the first two quarters of 2009. In this regard, we believe, as long as the current economic conditions exist, an updated impairment analysis of goodwill and other intangible assets should be performed on an interim (e.g. quarterly) basis to determine whether additional impairment(s) of goodwill and intangible assets should be recognized. Further, MD&A and the notes to your financial statements

should be revised to clearly disclose the results of your interim impairment testing with respect to both your goodwill <u>and</u> other intangible assets.  Your revised disclosures should also discuss any changes in the significant assumptions and estimates used in your impairment analysis for both goodwill and other intangible assets. We believe these disclosures are necessary in order to provide the reader with a better understanding the Company's financial performance and factors that could negatively impact the Company's future operating performance.

Income Taxes, page 178

79. We note the disclosure indicating that the Company has elected to defer the application of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes. Please note that the required implementation date for public enterprises is for fiscal years beginning after December 15, 2006. Furthermore, since the Company has filed a Form S-4 registration statement for the shares of Holdings to be issued in connection with the planned merger transaction, Cambium, the accounting acquirer, is now considered a public enterprise as such term is defined in paragraph 289 of SFAS No.109. As a result, Cambium is required to reflect the adoption of FIN 48 at the required adoption date for public enterprises, which for Cambium would be in 2007. Please revise Cambium's financial statements to reflect the adoption of FIN 48 in 2007 and for all subsequent periods presented.

Commitments and Contractual Obligations, page 190

80. Please revise Cambiums table of commitments and contractual obligations to include the Company's long-term debt and any other material long-term obligations included in its balance sheet. Refer to the guidance outlined in Item 303(a)(5) of Regulation S-K.

Quantitative and Qualitative Disclosure About Market Risk For Cambium, page 190

81. Provide quantitative disclosure.

Cambium Executive Compensation, page 195

82. Please revise to include information regarding director compensation.  Refer to Item 402(k) of Regulation S-K.

83. We note in Note K to VSS-Cambium Holdings, LLC (Successor) and Cambium Learning, Inc, (Predecessor) Consolidated Financial Statements that Cambium has a defined contribution retirement plan; however, we did not see any disclosure regarding this plan in the discussion of Cambium's executive compensation. Please advise.  Refer to Item 402(i) of Regulation S-K.

2008 Summary Compensation Table, page 195

84. Please advise as to why Mr. Logue is not included in this table as he is anticipated to be an Executive Vice President of Holdings.

Information About Voyager's Business, page 198

85. Please provide the Supplementary Financial Information required by Item 302 of Regulation S-K and Changes in and Disagreements with Accountants on Accounting and Financial Disclosure required by Item 304 of Regulation S-K. Refer to Item 17(a) of Form S-4.

Quantitative and Qualitative Disclosure About Market Risk For Voyager, page 218

86. Provide quantitative disclosure.

Security Ownership of Voyager by Certain Beneficial Owners, page 231

87. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Foxhill Capital, LLC, SPO Partners & Co., Keystone, Inc. and Columbia Wanger Asset Management, L.P.

VSS-Cambium Holdings LLC Financial Statements, page F-2
Consolidated Balance Sheets, page F-4

88. Please revise to include Schedule II with respect to the Company's allowances for bad debts and sales returns and any other reserve accounts that are maintained by the Company. Please note that this schedule is required to be provided for each period for which an audited income statement is provided and should be subject to examination by the Company's independent public accountants. Refer to the guidance in Rule 5-04 of Regulation S-X.

Note A – Basis of Presentation, page F-10

89. Please revise the notes to the Company's financial statements and MD&A to discuss the impact that any recently issued accounting pronouncements, which have not yet been adopted, will have on the Company's financial statements upon adoption. Refer to the guidance outlined in SAB Topic 11:M.

Note C – Acquisitions, page F-19
Acquisition of Cambium Learning, Inc., page F-19

90. We note from the disclosure in Note C that a portion of the consideration paid for the acquisition transaction included executive rollover shares that were valued at $3,915,000. Please tell us and revise Note C to explain how these executive rollover shares were valued for purposes of determining the cost of the acquisition transaction. Refer to the guidance in paragraph 51d of SFAS No.141.

91. Also, we note from the disclosure in Note C that an amount aggregating $21,000,000 was placed in escrow in connection with the acquisition transaction. Please tell us and explain in Note C the purpose for which this escrow arrangement was established, the conditions or terms under which the amounts placed in escrow were to be released and the Company's basis or rational for including the amount placed in escrow as part of the purchase price at the time of the acquisition transaction. We may have further comment upon review of your response and your revised disclosures.

92. We note from the disclosures provided in Note C that a significant portion of the purchase price has been allocated to various categories of intangible assets. Please tell us and expand the disclosures in Note C to the Company's financial statements to explain in further detail how the Company determined the fair values and the estimated useful lives of the various types of intangible assets that were recognized in connection with the Cambium acquisition transaction.

Note H – Income Taxes, page F-27

93. Please revise to disclose the components of the Company's income tax benefit or expense for each period presented in the Company's audited financial statements as required by paragraph 45 of SFAS No.109. Also, please revise to include a reconciliation of the Company's statutory tax rate to the Company's effective tax rate for each period presented in the Company's audited financial statements as required by paragraph 47 of SFAS No.109. Please note that the Company's current disclosures are not considered adequate since the Company is now considered to be a public enterprise pursuant to the guidance in paragraph 289 of SFAS No.109.

Note I. Member's Equity, page F-29
VSS-Cambium Management, LLC, page F-30

94. We note from the disclosure included in Note I, that as of March 31, 2009, December 31, 2008 and December 31, 2007, 65,762 units of Management LLC have been sold to certain employees of Cambium for $32,881. We further note from the disclosures provided in Note A that Management LLC was formed for the purpose of providing selected key employees of Cambium with an equity

participation in the future appreciation in the value of Cambium, and that Management LLC is a member of Holding Company and holds an equity interest in Holding Company. Please tell us and revise Note I to explain how the Company valued and accounted for the issuance of these units in the Company's financial statements. If no expense has been recognized in Company's financial statements, please explain in detail why the Company believes this treatment is appropriate. Refer to the guidance outlined in paragraph 11 of SFAS No.123R.

Note L – Disclosures About Fair Value of Financial Instruments, page F-33

95. We note from the disclosure in Note A on page F-18 that the Company uses an interest rate derivative instrument to hedge its exposure to interest rate volatility resulting from its Senior Facility. We also note from Note A that since the Company did not make the appropriate hedging designations with respect to this financial instrument at inception, that changes in the fair value of the derivative instrument are recognized in the current period Statement of Operations as other income or expense. As this derivative appears to be measured at fair value of a recurring basis, please revise the notes to the Company's financial statements to include all of the disclosures outlined in paragraph 32 of SFAS No.157, as applicable. Please note that these disclosures should be provided for both 2008 and the three months ended March 31, 2009. In addition, for any assets and liabilities that are measured at fair value of a nonrecurring basis (for example, impaired assets), and for which adoption became required on January 1, 2009 pursuant to FSP FAS 157-2, please provide the disclosures outlined in paragraph 33 of SFAS No.157 for the quarter ended March 31, 2009.

96. In addition, please revise to disclose the fair values and the methods and assumptions used to determine the fair values of your other financial instruments as of each balance sheet date presented in your financial statements. Refer to the guidance outlined in paragraphs 10 and 17 of SFAS No. 107.

Note O- Related Party Transactions, page F-37

97. We note the disclosure in Note O indicating that in connection with the acquisition of Cambium, Holding Company paid to VSS Fund Management LLC a one-time transaction fee in cash at the closing of the acquisition. We also note that $500,000 of the fee was accounted for as deferred financing costs and $2,700,000 was allocated to the purchase price. Given that the majority of the purchase price for the acquisition of Cambium or $172,104,739 of the total purchase price was funded with debt, please tell us and revise Note O to explain in further detail the Company's basis or rationale for allocating only $500,000 of the total fee paid to deferred financing costs. We may have further comment upon receipt of your response.

Note Q. Restructuring, page F-38

98. Please revise the notes to the Company's financial statements to include all of the disclosures required by paragraphs 20(a),(b), and (c) of SFAS No.146, with respect to the restructuring costs recognized in the Company's financial statements.

Note S – Subsequent Events, page F-39

99. We note from the disclosures provided in Note S that Cambium expects that it will not be in compliance with certain financial covenants contained in its borrowing arrangements for the quarter ended June 30, 2009. We also note that Cambium's stockholder has the ability to cure these covenant violations by making a $3.0 million capital contribution which will be paid to the lenders and which will reduce the principal amount outstanding on Cambium Learning's senior secured credit facility. We further note that Holdings expects that if the cure payment is required, its stockholder will make the necessary cure payment on a timely basis.

    Please revise Note S to update the status of this matter at June 30, 2009, including whether the Company's parent has made the required cure payment. Also, please revise to indicate whether Cambium expects to be in compliance with these covenant requirements in future quarterly periods. If not, please revise Note S and MD&A to discuss the potentially adverse consequences to the Company if it cannot comply with the financial covenants in its borrowing arrangements in future quarterly periods. Also, if you continue to classify the related debt obligations as long-term at June 30, 2009, even though the Company was not in compliance with the related covenant requirements at this date, please explain your basis or rationale for classification of the debt obligation as long-term.

Other

100. We note from the discussion of your accounting policy for determining goodwill impairments that for purposes of performing the Company's impairment analysis it has identified two separate reporting units, Publishing Products and Learning Technologies. We also note from the discussion in the business section of the registration statement where Cambium's business is discussed, that Cambiums product offerings are comprised of three separate areas with these consisting of Intervention solutions, Services and Learning Technologies.

    In this regard, please tell us how the Company's chief operating decision maker (or CODM) reviews the Company's results of operations for purposes of evaluating and assessing operating performance and for allocating the Company's resources. Given that the Company has identified two separate reporting units to be used in completing its goodwill impairment tests, it appears that each of these reporting units may represent separate operating segments for which the disclosures outlined in paragraphs 25 through 28 of SFAS No. 131 should be provided. If the Company does not believe that these reporting units represent separate segments, or believes that they meet the aggregation criteria outlined in paragraph17 of SFAS No. 131, please tell us and explain in the notes to the Company's financial statements the basis or rationale for this conclusion.

101. In addition, since it appears that the Company offers different types of products and services as noted above, please revise the notes to the Company's financial statements to include the disclosures outlined in paragraph 37 of SFAS No.131 with respect to the Company's principal products and services for all periods presented.

Voyager and Subsidiaries Consolidated Financial Statements, page F-51
Note 6. Other Current Assets, page F-71

102. Please revise the notes to the Company's financial statements to include the disclosures outlined in paragraphs 19 through 22 of SFAS No.115, with respect to the Company's available for sale securities, as applicable.

Annex E

103. We note in the carryover paragraph between pages E-2 and E-3 that Allen & Company LLC has relied upon and assumed the accuracy and completeness of certain information that was "otherwise reviewed by us." Please revise in the applicable disclosure in the proxy statement/prospectus to define what other types of information was reviewed by Allen & Company LLC that was not publicly available or provided by the Company, Consonant or their respective representatives.

104. We note in the last sentence of the fifth to last paragraph of this opinion that Allen & Company LLC have consented to the use of this opinion in conjunction with any proxy mailing or filing with the Commission "provided that Allen has the right to review and approve any disclosure with respect to this opinion." Please disclose that Allen & Company LLC has consented to use of the opinion in the registration statement.

Annex F

105. Please confirm that the "numerous assumptions" in the fourth full paragraph on page F-4 of the opinion that Houlihan Smith has made in its analysis and preparation of the opinion assumptions as to factual matters only.

Part II

Item 21. Exhibits, page II-2

106. We note your disclosure preceding the exhibit index. Because the representations in these agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate.

107. The Senior Secured Credit Agreement filed as Exhibit 10.8 and the Note Purchase Agreement filed as Exhibit 10.12 each refer to annexes, schedules and exhibits that do not appear to have been filed with the respective agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile each of these agreements to include all annexes, schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

108. Please include consents of any persons named as future directors of Holdings.

Signatures, page II-7

109. Please confirm that at least a majority of your board of directors has signed the registration statement.

Other

110. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

111. Please provide updated consents of the independent registered public accountants in any future amendments to your Form S-4 registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Regards,


Amanda Ravitz
Branch Chief - Legal


cc:     Steven E. Siesser
        Lowenstein Sandler PC
        Fax:  (973) 597-2507